Exhibit 12.1
QUANEX CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)
Ratio of earnings to fixed charges is computed by dividing earnings, as defined, by fixed charges. Fixed charges consist of interest charges, (both expensed and capitalized), amortization of debt issuance costs and the portion of rental expense representative of the interest factor. The computation is as follows:

	Fiscal years ended October 31,
	2005	2006	2007	2008	2009
Earnings:
Income from continuing operations before taxes	$99,893	$103,966	$87,961	$25,689	$(180,127)
Add: fixed charges (from below)	2,261	2,857	2,265	2,113	2,068

	$102,154	$106,823	$90,226	$27,802	$(178,059)

Fixed Charges:
Interest expense	$1,354	$1,002	$582	$441	$384
Debt issuance amortization	—	21	9	39	69
Capitalized interest	—	—	—	—	—
1/3 of rental expense	907	1,834	1,674	1,633	1,615

	$2,261	$2,857	$2,265	$2,113	$2,068

Ratio of earnings to fixed charges	45.2x	37.4x	39.8x	13.2x	A

A. During the twelve months ended October 31, 2009, the ratio coverage was negative. In order to achieve a coverage of 1:1, the Company would have had to generage additional income from continuing operations before income taxes of $180,127 for the twelve months ended October 31, 2009.